Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter and Nine Month 2021 Results
▪Net income available to common shareholders of $70 million for the third quarter and $317 million for the nine months
▪Non-life combined ratio of 99.8% for the third quarter and 95.0% for the nine months and Life and Health allocated underwriting result of $22 million and $65 million for the same periods
▪Net premiums written were up 12% for the quarter and 16% for the nine months, driven by growth in the P&C segment, for lines of business that experienced rate increases, and in the Life and Health segment for growth in the long-term protection business
▪Large catastrophic losses were $297 million for the third quarter and $417 million for the first nine months, and included the impacts of Winter Storm Uri, Hurricane Ida, European Floods and losses on aggregate covers related to these events
▪Cash provided by operating activities was up 42.0% for the third quarter to $428 million and 10.1% for the nine months to $860 million
▪On October 28, 2021, EXOR Nederland N.V. and Covéa Coopérations S.A. announced they entered into a memorandum of understanding for the sale of PartnerRe to Covéa, subject to required approvals, with an expected completion in mid-2022
PEMBROKE, Bermuda, November 8, 2021 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $70 million for the third quarter of 2021, compared to income of $206 million for the same period of 2020. Net income available to common shareholder was $317 million for the first nine months of 2021, compared to income of $2 million for the same period of 2020.
Operating income was $54 million for the third quarter of 2021, compared to operating income of $18 million for the same period of 2020. Operating income for the first nine months of 2021 was $246 million compared to an operating loss of $209 million for the same period of 2020. Operating income for the third quarter and first nine months of 2021 improved over the same periods of 2020 as a result of improvements in current accident year attritional loss ratios.
Operating income (loss) is a non-GAAP financial measure defined by the Company as net income or loss available to common shareholder and excludes after-tax net realized and unrealized investment gains and losses, foreign exchange gains and losses, interest in results of equity method investments, prior years'

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
reserves development subject to adverse development cover, and loss on redemption of preferred shares. The Company calculates annualized operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.
On October 28, 2021, EXOR Nederland N.V. (Exor) and Covéa Coopérations S.A. (Covéa) announced they entered into a memorandum of understanding under which, following completion of Covéa’s required consultation with works councils in France, the parties would enter into a definitive agreement for Covéa to acquire the Company (the Covéa Acquisition). The Covéa Acquisition is subject to customary closing conditions, including antitrust, regulatory and other approvals.
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “Despite an active quarter for catastrophic activity, we delivered positive operating income during the third quarter of 2021, demonstrating the continued positive financial impacts of our portfolio optimization, especially on the current accident year attritional loss ratio. With a profitable underwriting result across all of our segments for the first nine months of 2021, and the strength of our capital and liquidity positions, we are well positioned for the renewal season. As we look forward to 2022, our strong capital base along with over $1 billion in third party capital assets under management leaves us poised to remain a valuable, responsive reinsurance partner.”
Highlights for the third quarter and first nine months of 2021 compared to the same periods of 2020 are included below.
Non-Life:
▪Non-life net premiums written were up 14% for the third quarter of 2021 and were up 18% for the first nine months of 2021 compared to the same periods of 2020, driven by the P&C segment, which increased by 32% and 27%, respectively. The current year included favorable premium adjustments from prior underwriting years, compared to the prior year which included adverse premium exposure adjustments related to the economic downturn.
▪The Non-life underwriting profit was $4 million (combined ratio of 99.8%) for the third quarter of 2021 and $194 million (combined ratio of 95.0%) for the first nine months of 2021. This compares to Non-life underwriting losses of $20 million (combined ratio of 101.6%) and $327 million (combined ratio of 109.0%) for the third quarter and first nine months of 2020, respectively.
▪Large catastrophic losses, net of retrocession and reinstatement premiums were $297 million for the third quarter of 2021 and $417 million for the first nine months of 2021. Loss estimates for Winter Storm Uri were unchanged during the quarter at $120 million (P&C segment: $92 million, Specialty segment: $28 million). During the third quarter, losses for Hurricane Ida were $188 million (P&C segment: $172 million, Specialty segment: $16 million) and losses for the European

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
Floods totaled $60 million and were included in the P&C segment. Losses on aggregate covers associated with these events within the P&C segment also contributed to total large catastrophic losses during the third quarter of 2021.
▪The P&C segment reported a combined ratio of 105.9% and 99.4% for the third quarter and first nine months of 2021, respectively, compared to 105.1% and 104.2% for the third quarter and first nine months of 2020, respectively. Across both comparative periods, the current accident year attritional loss ratio showed improvement as a result of portfolio reshaping in prior periods and rate increases. For the third quarter of 2021, this improvement was fully offset by large catastrophic losses described above, which were 29.0 points on the combined ratio, compared to 4.8 points during the third quarter of 2020 for Hurricane Laura. Large catastrophic losses of 14.3 points for the first nine months of 2021 compared to 8.7 points for the same period of 2020 for COVID-19 and Hurricane Laura. Both comparative periods for 2020 also included an aggregation of mid-sized catastrophic events.
▪During the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement related to prior underwriting years on the Company's U.S. casualty and auto business within the P&C segment. For the third quarter and first nine months of 2021, as a result of adverse prior years reserve development ceded under this agreement, a deferred gain of $21 million was recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheet.
▪The Specialty segment reported a combined ratio of 86.6% and 86.7% for the third quarter and first nine months of 2021, respectively, compared to 96.1% and 116.7% for the third quarter and first nine months of 2020, respectively. The improvement in the combined ratio for the third quarter was driven by favorable prior years' reserve development of 7.0 points compared to 0.4 points for the same period of 2020. For the first nine months of 2021, the combined ratio benefited from a decrease in large catastrophic losses, which were 3.5 points in the current year compared to 13.7 points for the first nine months of 2020 for COVID-19. Prior years' reserve development also contributed to a decrease of 12.1 points on the Specialty combined ratio on a year-to-date basis.
Life and Health:
▪Net premiums written were up 9% for the third quarter and up 10% for the first nine months of 2021, compared to the same periods of 2020, reflecting growth in long-term life business.
▪Allocated underwriting result was a profit of $22 million for the third quarter of 2021, compared to $26 million for the third quarter 2020. The quarterly result for 2021 was adversely impacted by COVID-19 losses on protection products of $6 million compared to no COVID-19 losses for the third quarter of 2020. Excluding COVID-19, the increase in allocated underwriting result was driven by normalization in the short-term protection business, which was offset by a decrease in

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
profit for the longevity business due to more positive experience reported during the third quarter of 2020.
▪Allocated underwriting result was a profit of $65 million for the first nine months of 2021, compared to $49 million for the first nine months of 2020. Losses on protection products due to COVID-19 increased by $17 million, with $32 million for the first nine months of 2021 compared to $15 million for the first nine months of 2020. Excluding COVID-19, the increase in allocated underwriting result was driven by improvements in short-term business and improvements in the guaranteed minimum death benefits line of business as a result of equity market increases in 2021, partially offset by a lower level of gains related to recaptures of business compared to the first nine months of 2020.
Investments:
▪Net investment return in the third quarter of 2021 was $83 million, or 0.4% and included net investment income of $102 million and interest in earnings of equity method investments of $18 million, which were partially offset by net realized and unrealized investment losses of $37 million. This compares to a net investment return of $342 million, or 1.8%, for the third quarter of 2020, which included net investment income of $100 million, net realized and unrealized investment gains of $239 million and interest in earnings of equity method investments of $3 million.
▪Net investment return for the first nine months of 2021 was $384 million, or 1.9%, which included net investment income of $284 million, net realized and unrealized investment gains of $43 million and interest in earnings of equity method investments of $57 million. This compares to a net investment return of $466 million, or 2.6%, for the first nine months of 2020, which included net investment income of $276 million, net realized and unrealized investment gains of $185 million and interest in earnings of equity method investments of $5 million.
▪Net investment income of $102 million was up $2 million, or 1.5%, for the third quarter of 2021 compared to the same period of 2020, primarily due to the performance of the Company's US TIPs portfolio and the impact of re-allocations to investment grade corporate bonds. Net investment income of $284 million was up $8 million, or 2.9%, for the first nine months of 2021 compared to the same period of 2020, primarily due to the same reasons impacting the quarter.
▪Net realized and unrealized investment losses of $37 million for the third quarter of 2021 (2020: $239 million gain) included:
◦Net realized and unrealized investment losses of $98 million (2020: $14 million gain) on fixed maturities and short-term investments, which were primarily unrealized, were driven by real estate exposures within the Company's Asia high yield credit book and the slight widening of world-wide risk-free rates and credit spreads.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
◦Net realized and unrealized investment gains on equities of $27 million (2020: $168 million gain), which were primarily unrealized, were driven by equity funds.
◦Net realized and unrealized investment gains of $34 million (2020: $57 million gain) on other invested assets, which were primarily unrealized, were driven by investment gains on private equity and alternative credit investments.
▪Net realized and unrealized investment gains of $43 million for the first nine months of 2021 (2020: $185 million gain) included:
◦Net realized and unrealized investment losses of $353 million (2020: $225 million gain) on fixed maturities and short-term investments, which were primarily unrealized, were driven by a significant increase in worldwide risk-free rates and losses on real estate sector investments in the Company's Asia high yield credit portfolio, partially offset by narrowing of high-yield credit spreads.
◦Net realized and unrealized investment gains on equities of $255 million (2020: $31 million gain), which were also primarily unrealized, were driven by increases in worldwide equity markets that benefited public equity funds.
◦Net realized and unrealized investment gains of $141 million (2020: $71 million loss) on other invested assets were driven by realized and unrealized investment gains on private equity and alternative credit investments.
▪Interest in earnings of equity method investments of $18 million and $57 million for the third quarter and first nine months of 2021, respectively, primarily reflects realized and unrealized gains on private equity funds and New York real estate funds. This compared to interest in earnings of equity method investments of $3 million and $5 million in the third quarter and first nine months of 2020, respectively.
▪As of September 30, 2021, reinvestment rates were 2.4% compared to the Company's fixed income investment portfolio yield of 2.4% for the third quarter of 2021.
Other Income Statement Items:
▪Other expense ratio of 5.2% for the third quarter of 2021 was down one point compared to an other expense ratio of 6.2% for the same period of 2020. The decrease for the third quarter was driven primarily by a decrease in consulting and professional fees. The other expense ratio of 5.4% for the first nine months of 2021 was comparable to the same period of 2020, which had an expense ratio of 5.6%.
▪Net foreign exchange gains were $46 million for the third quarter of 2021, driven by the appreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar and British pound), partially offset by the cost of hedging. Net foreign exchange losses were $44 million for the third quarter of 2020, driven by the depreciation of the U.S. dollar against certain

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
major currencies (primarily the Canadian dollar and British Pound) and the cost of hedging. Net foreign exchange losses of $12 million for the first nine months of 2021 were driven primarily by U.S. dollar appreciation against the Euro, the British Pound and the Swiss Franc, and the cost of hedging, while net foreign exchange gains of $51 million for the first nine months of 2020 were driven by the appreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar and British pound), net of the cost of hedging.
▪Interest expense was $14 million and $42 million for the third quarter and first nine months of 2021, respectively, compared to $9 million and $25 million for the same periods of 2020. The increase was driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020.
▪Preferred dividends of $2 million and $20 million for the third quarter and first nine months of 2021, respectively, compared to $12 million and $35 million for the same periods of 2020. In May 2021, the Company fully redeemed its Series G, H and I preferred shares for a liquidation value of $637 million. The Company also incurred a loss on redemption of $21 million, related to the preferred share issuance costs that were included in Additional paid-in-capital at issuance, and upon redemption were expensed, with no net impact to Common shareholder's equity. Following the redemption, only Series J preferred shares remain outstanding.
▪Income tax benefit was $1 million on pre-tax income of $71 million in the third quarter of 2021, compared to an expense of $5 million on pre-tax income of $223 million for the same period of 2020. Income tax expense was $22 million on pre-tax income of $381 million for the first nine months of 2021, compared to a benefit of $23 million on pre-tax income of $13 million for the same period of 2020.
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $20.1 billion at September 30, 2021 and December 31, 2020, with cash and cash equivalents deployed to fixed maturities and other invested assets during the first nine months of 2021.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.1 billion at September 30, 2021, representing 70% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA as of September 30, 2021. The expected average duration of the public fixed income portfolio at September 30, 2021 was 4.0 years, while the average duration of the Company’s liabilities was 4.2 years.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
▪Dividends declared and paid to common shareholders were $107 million for the third quarter and first nine months of 2021, compared to no dividends declared and paid during the third quarter of 2020 and $50 million for the first nine months of 2020.
▪Common shareholder's equity (or book value) of $7.0 billion and tangible book value of $6.4 billion at September 30, 2021 increased by 3.9% and 4.4%, respectively, compared to December 31, 2020, due to the comprehensive income for the first nine months of 2021, partially offset by common and preferred dividends and issuance costs incurred for the Series J preferred shares in the first nine months of 2021. Book value, excluding dividends on common shares for 2021, was up 5.5% compared to December 31, 2020.
▪Total capital was $9.1 billion at September 30, 2021, down 2.4% compared to December 31, 2020, primarily due to the redemption of Series G, H and I preferred shares and a decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the first nine months of 2021. This was partially offset by issuance of the Series J Preferred Shares and the increase in common shareholder's equity.
▪Cash provided by operating activities was $428 million and $860 million for the third quarter and first nine months of 2021, respectively, compared to $302 million and $781 million for the third quarter and first nine months of 2020, respectively. The increases were driven by cash flows from underwriting operations, which benefited from increased premium volume and an improved technical result across both comparative periods, and were net of the premium paid for the loss portfolio transfer and adverse development cover agreement entered into during the second quarter of 2021. This resulted in an increase in Reinsurance recoverables of $357 million as at September 30, 2021 and a cash transfer for the premium at inception of the agreement.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At September 30, 2021, total assets were $28.3 billion, total capital was $9.1 billion and total shareholders’ equity was $7.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for COVID-19 pandemic losses and recent catastrophic events, is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues
Gross premiums written	$1,898,173	$1,601,402	$6,404,969	$5,200,995
Net premiums written	$1,611,957	$1,434,444	$5,454,565	$4,703,337
Decrease (increase) in unearned premiums	194,859	166,500	(317,361)	52,110
Net premiums earned	1,806,816	1,600,944	5,137,204	4,755,447
Net investment income	101,672	100,209	283,482	275,622
Net realized and unrealized investment (losses) gains	(36,565)	238,642	43,396	185,312
Other income	6,652	5,737	19,791	8,778
Total revenues	1,878,575	1,945,532	5,483,873	5,225,159
Expenses
Losses and loss expenses	1,437,823	1,251,927	3,845,967	3,984,534
Acquisition costs	323,361	319,369	975,746	982,760
Other expenses	94,368	99,760	278,157	268,348
Interest expense	13,948	8,807	41,922	25,271
Amortization of intangible assets	2,184	2,449	6,661	7,469
Net foreign exchange (gains) losses	(46,390)	43,658	12,310	(51,296)
Total expenses	1,825,294	1,725,970	5,160,763	5,217,086
Income before taxes and interest in earnings of equity method investments	53,281	219,562	323,110	8,073
Income tax (benefit) expense	(1,380)	4,887	21,677	(23,270)
Interest in earnings of equity method investments	17,541	3,324	57,466	5,421
Net income	72,202	217,999	358,899	36,764
Preferred dividends	2,437	11,604	20,255	34,812
Loss on redemption of preferred shares	—	—	21,234	—
Net income available to common shareholder	$69,765	$206,395	$317,410	$1,952
Comprehensive income (loss)
Net income	$72,202	$217,999	$358,899	$36,764
Change in currency translation adjustment	(33,091)	26,491	33,772	(71,039)
Change in net unrealized gains or losses on investments, net of tax	—	(5)	(128)	(78)
Change in unfunded pension obligation, net of tax	320	(425)	1,477	(788)
Comprehensive income (loss)	$39,431	$244,060	$394,020	$(35,141)
(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Investments:
Fixed maturities, at fair value	$13,917,017	$12,786,380
Short-term investments, at fair value	190,571	416,350
Equities, at fair value	1,833,267	1,496,441
Investments in real estate	67,502	67,980
Other invested assets	3,421,675	2,967,738
Total investments	19,430,032	17,734,889
Cash and cash equivalents	653,996	2,350,833
Accrued investment income	89,879	92,058
Reinsurance balances receivable	3,522,489	3,118,870
Reinsurance recoverable on paid and unpaid losses	1,693,480	901,063
Prepaid reinsurance premiums	359,450	115,986
Funds held by reinsured companies	559,062	704,768
Deferred acquisition costs	916,186	819,971
Deposit assets	115,695	139,818
Net tax assets	148,062	182,077
Goodwill	456,380	456,380
Intangible assets	101,030	107,669
Other assets	209,569	174,193
Total assets	$28,255,310	$26,898,575
Liabilities
Non-life reserves	$12,291,545	$11,395,321
Life and health reserves	2,658,035	2,704,229
Unearned premiums	2,793,679	2,265,214
Other reinsurance balances payable	771,674	482,468
Debt	1,928,350	1,974,731
Deposit liabilities	5,474	5,925
Net tax liabilities	103,471	131,621
Accounts payable, accrued expenses and other (1)	552,341	612,069
Total liabilities	21,104,569	19,571,578
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2021, 8,000,000 shares; 2020, 25,489,636 shares; aggregate liquidation value: 2021, $200,000; 2020, $637,241)	8,000	25,490
Additional paid-in capital	1,929,934	2,334,564
Accumulated other comprehensive loss	(60,884)	(96,005)
Retained earnings	5,273,691	5,062,948
Total shareholders’ equity	7,150,741	7,326,997
Total liabilities and shareholders’ equity	$28,255,310	$26,898,575
(1) Includes payables for securities purchased of $213 million as at September 30, 2021 compared to $286 million as at December 31, 2020.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net cash provided by operating activities	$428,279	$301,626	$859,644	$781,062
Net cash used in investing activities	(581,777)	(405,252)	(1,969,320)	(906,840)
Net cash (used in) provided by financing activities	(109,104)	477,476	(570,857)	405,185
Effect of foreign exchange rate changes on cash	(6,670)	12,893	(16,304)	13,712
(Decrease) increase in cash and cash equivalents	(269,272)	386,743	(1,696,837)	293,119
Cash and cash equivalents - beginning of period	923,268	1,390,839	2,350,833	1,484,463
Cash and cash equivalents - end of period	$653,996	$1,777,582	$653,996	$1,777,582

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended September 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,052	$463	$1,515	$383	$—	$1,898
Net premiums written	$825	$407	$1,232	$380	$—	$1,612
Decrease in unearned premiums	145	47	192	3	—	195
Net premiums earned	$970	$454	$1,424	$383	$—	$1,807
Losses and loss expenses	(806)	(297)	(1,103)	(335)	—	(1,438)
Acquisition costs	(204)	(88)	(292)	(31)	—	(323)
Technical result	$(40)	$69	$29	$17	$—	$46
Other income	—	—	—	6	1	7
Other expenses	(17)	(8)	(25)	(21)	(48)	(94)
Underwriting result	$(57)	$61	$4	$2	n/a	$(41)
Net investment income				20	82	102
Allocated underwriting result				$22	n/a	n/a
Net realized and unrealized investment losses					(37)	(37)
Interest expense					(14)	(14)
Amortization of intangible assets					(3)	(3)
Net foreign exchange gains					46	46
Income tax benefit					1	1
Interest in earnings of equity method investments					18	18
Net income					n/a	$72
Loss ratio (1)	83.1%	65.4%	77.5%
Acquisition ratio (2)	21.0	19.4	20.5
Technical ratio (3)	104.1%	84.8%	98.0%
Other expense ratio (4)	1.8	1.8	1.8
Combined ratio (5)	105.9%	86.6%	99.8%

	For the three months ended September 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$762	$484	$1,246	$355	$—	$1,601
Net premiums written	$627	$458	$1,085	$349	$—	$1,434
Decrease (increase) in unearned premiums	145	25	170	(3)	—	167
Net premiums earned	$772	$483	$1,255	$346	$—	$1,601
Losses and loss expenses	(609)	(350)	(959)	(293)	—	(1,252)
Acquisition costs	(185)	(107)	(292)	(27)	—	(319)
Technical result	$(22)	$26	$4	$26	$—	$30
Other income	—	—	—	5	1	6
Other expenses	(17)	(7)	(24)	(21)	(55)	(100)
Underwriting result	$(39)	$19	$(20)	$10	n/a	$(64)
Net investment income				16	84	100
Allocated underwriting result				$26	n/a	n/a
Net realized and unrealized investment gains					239	239
Interest expense					(9)	(9)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(44)	(44)
Income tax expense					(5)	(5)
Interest in earnings of equity method investments					3	3
Net income					n/a	$218
Loss ratio (1)	78.9%	72.5%	76.4%
Acquisition ratio (2)	24.0	22.2	23.3
Technical ratio (3)	102.9%	94.7%	99.7%
Other expense ratio (4)	2.2	1.4	1.9
Combined ratio (5)	105.1%	96.1%	101.6%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the nine months ended September 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,695	$1,496	$5,191	$1,214	$—	$6,405
Net premiums written	$2,949	$1,308	$4,257	$1,198	$—	$5,455
(Increase) decrease in unearned premiums	(344)	27	(317)	(1)	—	(318)
Net premiums earned	$2,605	$1,335	$3,940	$1,197	$—	$5,137
Losses and loss expenses	(1,916)	(875)	(2,791)	(1,055)	—	(3,846)
Acquisition costs	(621)	(263)	(884)	(91)	—	(975)
Technical result	$68	$197	$265	$51	$—	$316
Other income	—	—	—	19	1	20
Other expenses	(51)	(20)	(71)	(64)	(143)	(278)
Underwriting result	$17	$177	$194	$6	n/a	$58
Net investment income				59	225	284
Allocated underwriting result				$65	n/a	n/a
Net realized and unrealized investment gains					43	43
Interest expense					(42)	(42)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(12)	(12)
Income tax expense					(22)	(22)
Interest in earnings of equity method investments					57	57
Net income					n/a	$359
Loss ratio	73.6%	65.5%	70.8%
Acquisition ratio	23.8	19.7	22.4
Technical ratio	97.4%	85.2%	93.2%
Other expense ratio	2.0	1.5	1.8
Combined ratio	99.4%	86.7%	95.0%

	For the nine months ended September 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,668	$1,421	$4,089	$1,112	$—	$5,201
Net premiums written	$2,317	$1,293	$3,610	$1,093	$—	$4,703
(Increase) decrease in unearned premiums	(56)	105	49	3	—	52
Net premiums earned	$2,261	$1,398	$3,659	$1,096	$—	$4,755
Losses and loss expenses	(1,756)	(1,250)	(3,006)	(979)	—	(3,985)
Acquisition costs	(549)	(362)	(911)	(72)	—	(983)
Technical result	$(44)	$(214)	$(258)	$45	$—	$(213)
Other (loss) income	(1)	—	(1)	8	2	9
Other expenses	(49)	(19)	(68)	(54)	(146)	(268)
Underwriting result	$(94)	$(233)	$(327)	$(1)	n/a	$(472)
Net investment income				50	226	276
Allocated underwriting result				$49	n/a	n/a
Net realized and unrealized investment gains					185	185
Interest expense					(25)	(25)
Amortization of intangible assets					(6)	(6)
Net foreign exchange gains					51	51
Income tax benefit					23	23
Interest in earnings of equity method investments					5	5
Net income					n/a	$37
Loss ratio	77.7%	89.4%	82.2%
Acquisition ratio	24.3	25.9	24.9
Technical ratio	102.0%	115.3%	107.1%
Other expense ratio	2.2	1.4	1.9
Combined ratio	104.2%	116.7%	109.0%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	September 30, 2021		December 31, 2020
Investments:
Fixed maturities
U.S. government	$1,692,872	9%	$1,096,133	7%
U.S. government sponsored enterprises	926,212	5	1,313,407	7
U.S. states, territories and municipalities	124,164	1	137,968	1
Non-U.S. sovereign government, supranational and government related	2,157,309	11	2,180,762	12
Corporate bonds	4,816,048	25	3,341,854	19
Mortgage/asset-backed securities	4,200,412	21	4,716,256	27
Total fixed maturities	13,917,017	72	12,786,380	73
Short-term investments	190,571	1	416,350	2
Equities	1,833,267	9	1,496,441	8
Investments in real estate	67,502	—	67,980	—
Other invested assets (1)	3,421,675	18	2,967,738	17
Total investments	$19,430,032	100%	$17,734,889	100%
Cash and cash equivalents	653,996		2,350,833
Total investments and cash and cash equivalents	20,084,028		20,085,722
Maturity distribution:
One year or less	$1,105,455	8%	$1,563,748	12%
More than one year through five years	4,444,427	32	3,346,398	25
More than five years through ten years	2,584,792	18	1,915,703	15
More than ten years	1,772,502	12	1,660,625	13
Subtotal	9,907,176	70	8,486,474	65
Mortgage/asset-backed securities	4,200,412	30	4,716,256	35
Total fixed maturities and short-term investments	$14,107,588	100%	$13,202,730	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,966,829	14%	$1,845,444	14%
AA	7,101,699	50	7,663,467	58
A	1,627,169	12	1,694,276	13
BBB	2,792,565	20	1,362,247	10
Below Investment Grade/Unrated	619,326	4	637,296	5
	$14,107,588	100%	$13,202,730	100%
Expected average duration		4.0 Yrs		2.3 Yrs
Average yield to maturity at market		2.4%		1.6%
Average credit quality		AA		AA
(1) Other invested assets at September 30, 2021 and December 31, 2020 include $1.0 billion and $0.9 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at September 30, 2021 was BB/BB- with the single largest issuer being 2.7% of the Company's bank loan portfolio.

Supplementary Financial Information
PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

September 30, 2021
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,533,054	31.8%	7.7%	0.5%
Consumer cyclical	576,313	12.0	2.9	0.3
Utilities	443,657	9.2	2.2	0.3
Consumer non-cyclical	408,678	8.5	2.0	0.2
Real estate	385,424	8.0	1.9	0.2
Energy	380,419	7.9	1.9	0.4
Industrial	330,195	6.9	1.6	0.2
Communications	238,729	5.0	1.2	0.2
Insurance	210,407	4.4	1.0	0.1
Technology	208,273	4.3	1.0	0.2
Basic materials	71,882	1.5	0.4	0.1
Diversified	15,108	0.3	0.1	0.1
Other	13,909	0.2	0.1	0.1
Total Corporate bonds	$4,816,048	100.0%	24.0%
Finance sector - Corporate bonds
Banks	$816,271	16.9%	4.1%
Financial services	417,441	8.7	2.1
Investment banking and brokerage	299,342	6.2	1.5
Total finance sector - Corporate bonds	$1,533,054	31.8%	7.7%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$30,954	$308,626	$437,200	$39,491	$816,271
Financial services	—	35,409	195,330	119,943	66,759	417,441
Investment banking and brokerage	—	1,650	37,701	239,611	20,380	299,342
Total finance sector - Corporate bonds	$—	$68,013	$541,657	$796,754	$126,630	$1,533,054
% of total	—%	4.4%	35.3%	52.0%	8.3%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 14.3% of the Company’s total Corporate bonds. The single largest issuer accounts for 2.0% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information
PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment (Losses) Gains
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Fixed maturities	$81,236	$73,615	$230,882	$220,242
Short-term investments and cash and cash equivalents	1,081	2,512	3,892	10,515
Equities, investments in real estate, funds held and other	29,747	30,359	88,545	84,296
Investment expenses	(10,392)	(6,277)	(39,837)	(39,431)
Net investment income	$101,672	$100,209	$283,482	$275,622
Net realized investment gains on fixed maturities and short-term investments	$5,081	$5,156	$20,482	$11,300
Net realized investment gains on equities	388	15,475	16,436	11,773
Net realized investment gains (losses) on other invested assets	6,479	(194)	98,743	(34,099)
Net realized investment gains (losses)	$11,948	$20,437	$135,661	$(11,026)
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(103,007)	$8,591	$(373,300)	$213,517
Change in net unrealized investment gains on equities	26,507	152,343	238,584	18,870
Change in net unrealized investment gains (losses) on other invested assets	29,241	58,897	42,943	(32,548)
Net other realized and unrealized investment losses	(1,254)	(1,626)	(492)	(3,501)
Change in net unrealized investment (losses) gains	$(48,513)	$218,205	$(92,265)	$196,338
Net realized and unrealized investment (losses) gains	$(36,565)	$238,642	$43,396	$185,312

Supplementary Financial Information
PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$11,651,070	$10,758,847	$11,395,321	$10,363,383
Reinsurance recoverable at beginning of period	(1,119,434)	(754,698)	(782,330)	(754,795)
Net liability at beginning of period	10,531,636	10,004,149	10,612,991	9,608,588
Net incurred losses related to:
Current year	1,137,834	1,003,059	2,789,848	2,931,429
Prior years	(34,564)	(44,189)	1,326	74,557
	1,103,270	958,870	2,791,174	3,005,986
Net losses paid	(817,709)	(719,813)	(2,186,407)	(2,281,347)
Retroactive reinsurance adjustment (1)	(20,950)	—	(357,150)	—
Effects of foreign exchange rate changes and other	(87,876)	118,375	(152,237)	28,354
Net liability at end of period	10,708,371	10,361,581	10,708,371	10,361,581
Reinsurance recoverable at end of period	1,583,174	771,787	1,583,174	771,787
Gross liability at end of period	$12,291,545	$11,133,368	$12,291,545	$11,133,368
Breakdown of gross liability at end of period:
Case reserves	$4,720,094	$4,451,173	$4,720,094	$4,451,173
Additional case reserves	126,497	134,697	126,497	134,697
Incurred but not reported reserves	7,444,954	6,547,498	7,444,954	6,547,498
Gross liability at end of period	$12,291,545	$11,133,368	$12,291,545	$11,133,368
Gross liability at end of period by non-life segment:
P&C	8,828,205	7,646,343	8,828,205	7,646,343
Specialty	3,463,340	3,487,025	3,463,340	3,487,025
Gross liability at end of period	$12,291,545	$11,133,368	$12,291,545	$11,133,368
Unrecognized time value of non-life reserves (2)	$276,379	$115,372	$276,379	$115,372
(1) In the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement in relation to prior underwriting years on the Company's U.S. casualty and auto business. During the third quarter of 2021 there was adverse prior years' development on reserves ceded under this agreement, and as a result the Company established a deferred gain of $21 million, which is recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheet at September 30, 2021.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information
PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,736,043	$2,406,160	$2,704,229	$2,417,044
Reinsurance recoverable at beginning of period	(26,510)	(18,556)	(35,662)	(16,183)
Net liability at beginning of period	2,709,533	2,387,604	2,668,567	2,400,861
Net incurred losses	334,553	293,057	1,054,793	978,548
Net losses paid	(351,045)	(319,751)	(1,024,633)	(940,722)
Effects of foreign exchange rate changes and other	(59,838)	78,045	(65,524)	268
Net liability at end of period	2,633,203	2,438,955	2,633,203	2,438,955
Reinsurance recoverable at end of period	24,832	14,483	24,832	14,483
Gross liability at end of period	$2,658,035	$2,453,438	$2,658,035	$2,453,438
Life value in force (1)	$448,900	$194,700	$448,900	$194,700
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information
PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		September 30, 2021
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$1,084
U.S. Northeast	Hurricane	1,028
U.S. Gulf Coast	Hurricane	1,004
Caribbean	Hurricane	231
Europe	Windstorm	527
Japan	Typhoon	331
California	Earthquake	927	$1,255
Japan	Earthquake	361	413
Australia	Earthquake	298	428
New Zealand	Earthquake	245	404
British Columbia	Earthquake	161	327
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information
PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.

The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.

Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of net realized and unrealized gains and losses on investments, net of tax, net foreign exchange gains and losses, net of tax, interest in earnings (losses) of equity method investments, net of tax, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC), net of tax and related changes in amortization of the deferred gain, and loss on redemption of preferred shares. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.

Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information
PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the nine months ended
	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income available to common shareholder	$69,765	4.0%	$206,395	13.1%	$317,410	6.2%	$1,952	—%
Less: adjustments for non-operating items
Net realized and unrealized investment (losses) gains	(36,565)	(2.1)%	238,642	15.1%	43,396	0.8%	185,312	3.8%
Net foreign exchange gains (losses)	46,390	2.7%	(43,658)	(2.8)%	(12,310)	(0.2)%	51,296	1.1%
Interest in earnings of equity method investments	17,541	1.0%	3,324	0.2%	57,466	1.1%	5,421	0.1%
Adverse prior years' reserve development subject to ADC	(20,950)	(1.2)%	—	—%	(20,950)	(0.4)%	—	—%
Loss on redemption of preferred shares	—	—%	—	—%	(21,234)	(0.4)%	—	—%
Tax effects of adjustments	9,795	0.5%	(9,604)	(0.5)%	25,106	0.5%	(31,468)	(0.7)%
Operating income (loss)	$53,554	3.1%	$17,691	1.1%	$245,936	4.8%	$(208,609)	(4.3)%

(1) Return on Equity (ROE) is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the nine months ended
Calculation of average common shareholder's equity	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Beginning of period common shareholder's equity	$7,020,414	$6,199,228	$6,689,756	$6,565,942
End of period common shareholder's equity	$6,950,741	$6,431,684	$6,950,741	$6,431,684
Average common shareholder's equity	$6,985,578	$6,315,456	$6,820,249	$6,498,813

Supplementary Financial Information
PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	September 30, 2021	December 31, 2020
Tangible book value:
Total shareholders' equity	$7,150,741	$7,326,997
Less:
Preferred shares, aggregate liquidation value at $25 per share (1)	200,000	637,241
Common shareholder’s equity or book value	6,950,741	6,689,756
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (2)	91,258	97,200
Tangible book value	$6,403,103	$6,136,176

Capital structure:
Senior notes
Senior notes due 2029	$496,507	$496,168
Senior notes due 2026 (3)	867,357	914,223
Junior subordinated notes
Junior subordinated notes due 2050	494,397	494,251
Capital efficient notes due 2066	62,484	62,484
Total debt (4)	1,920,745	1,967,126
Preferred shares, aggregate liquidation value (1)	200,000	637,241
Common shareholder's equity	6,950,741	6,689,756
Total capital	$9,071,486	$9,294,123
(1) During the first quarter of 2021, the Company issued 8 million shares of 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J, with an aggregate liquidation value of $25 per share, for total gross proceeds of $200 million. During the second quarter of 2021, the Company fully redeemed the Series G, H and I Preferred Shares at a redemption value of $637 million.
(2) The intangible assets are presented in the table above net of tax of $10 million at September 30, 2021 and December 31, 2020, respectively.
(3) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(4) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheets at September 30, 2021 and December 31, 2020 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.